Mail Stop 7010

June 21, 2005

via U.S. mail and facsimile

Thomas Depenbrock
Chief Financial Officer
NS Group, Inc.
530 West Ninth Street
Newport, Kentucky 41071

	RE:	NS Group, Inc
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 9, 2005
		File No. 1-9838

Dear Mr. Depenbrock:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the year ended December 31, 2004

Note 12 - Income Taxes, page 63
1. We note that from your disclosure on page 26, that you
anticipate
that income from operations will improve in 2005. This is
consistent
with the strong revenue and earnings growth over the prior 5 quarters
and with the positive market conditions and expectations included in
your February 8, 2005 press release. Presumably, management would not
provide such earnings guidance unless management assessed that the probability of actualization was more likely than not. If 2005 pre-
tax income exceeds the 2004 level of $78 million, then (at a 35%
tax
rate) 2005 income tax expense would exceed $27 million. Therefore it
would appear that most of the $33 million net operating tax loss
(NOL) deferred tax asset at December 31, 2004 would be realizable.
In
a letter of supplemental information, please tell us why you concluded that a valuation allowance was needed to reduce your deferred tax assets at 12/31/04 and at 3/31/05. Please address the factors in paragraphs 20-25 of SFAS 109.
Also, it appears that a critical accounting policy disclosure is needed to inform readers about the financial statement impact of management`s estimated deferred tax asset valuation allowance. Specifically, readers should be advised why the reserve is required given management`s expectations of improved profitability. Readers should also be advised that, if operating income is generated in 2005 as expected by management, this loss reserve may enable the Registrant to recognize substantially less income tax expense in 2005. Please see FR-60.


*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



								Nili Shah
								Branch Chief


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Mr. Depenbrock
NS Group, Inc.
June 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE